Exhibit 99.2

RP® FINANCIAL, LC.

Financial Services Industry Consultants

September 20, 2004

Board of Directors

BankFinancial, MHC, Inc.

BankFinancial Corporation

BankFinancial, F.S.B.

15W060 North Frontage Road

Burr Ridge, Illinois 60527

Re:	Plan of Conversion: Subscription Rights
BankFinancial, F.S.B.

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion and reorganization adopted by the respective Boards of Directors of BankFinancial MHC, Inc., (the “MHC”) and BankFinancial Corporation, Burr Ridge, Illinois (the “Holding Company”), whereby the organization will convert from the federally chartered mutual holding company form of organization to the fully stock form and simultaneously sell all of its capital stock to the public. The MHC will be merged into BankFinancial, F.S.B. (the “Bank”), and the Holding Company will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by the Holding Company and all of the Holding Company’s capital stock will be owned by public stockholders.

We understand that in accordance with the plan of conversion and reorganization, subscription rights to purchase shares of common stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP® FINANCIAL, LC

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